FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 30, 2007, regarding its results for the third quarter ended September 30, 2007.

2007 Third Quarter Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, October 31, 2007 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the third quarter ended September 30, 2007.

  Banco de Chile (hereinafter the "Bank") reached a new quarterly all-time record net income of Ch$63,912 million in 3Q07, 16.4% higher than last year's comparable figure and 18.3% above the net income reported in the previous quarter.

  Operating revenues grew by 19.3% during 3Q07 as compared to 3Q06, implying an efficiency ratio of 45% being one of the most remarkable quarterly figures.

  ROAE for 3Q07 was 28.6% as compared to 27.3% in 2Q07 and 26.9% for 3Q06.

  The Bank’s total loans, net of interbank, grew by 14.1% during the last twelve months, reaching a market share of 18% as of September 2007.

  As a result of the capital increase, the basle ratio increased from 10.7% in 2Q07 to 11.5% in 3Q07.

Selected Financial Data (in constant Ch$ as of September 30, 2007, except for percentages)				% Change 3Q07/3Q06
	3Q06	2Q07	3Q07

Income Statement (Millions of Chilean pesos)
Net financial income (1)	121,834	127,951	149,737	22.9%
Fees and income from services	33,238	42,340	42,371	27.5%
Gains (Losses) on financial instruments &
non-forwards derivatives, net	2,077	(253)	(4,579)	-
Operating revenues	157,149	170,038	187,529	19.3%
Provisions for loan losses	(9,637)	(14,864)	(11,538)	19.7%
Operating expenses	(80,026)	(83,760)	(84,346)	5.4%
Net income	54,912	54,018	63,912	16.4%

Earnings per Share (Chilean pesos)
Net income per share	0.80	0.77	0.89	11.3%
Book value per share	12.05	11.59	13.28	10.2%

Balance Sheet (Millions of Chilean pesos)
Loan portfolio, net of interbank	9,509,102	10,833,830	10,851,460	14.1%
Total assets	12,448,327	14,127,550	13,693,297	10.0%
Shareholders' equity	832,181	810,710	956,299	14.9%

Ratios
Profitability
Return on average assets (ROAA)	1.79%	1.56%	1.84%
Return on average shareholders' equity (ROAE)	26.9%	27.3%	28.6%
Net Financial Margin (2)	4.5%	4.1%	4.8%
Efficiency ratio (operat. expenses/operat. revenues )	50.9%	49.3%	45.0%
Credit Quality
Past due loans/Total loans	0.72%	0.68%	0.57%
Allowances for loan losses/Total loans	1.54%	1.48%	1.39%
Allowances for loan losses/Past due loans	214.9%	218.7%	245.0%
Capital Adequacy
Total capital/Risk adjusted assets	11.5%	10.7%	11.5%

[1] Net interest revenue, foreign exchange transactions, net and gains from forwards derivatives instruments, net.
[2] Net financial income divided by average interest earning assets.

2007 Third Quarter Results

Third Quarter 2007 Highlights

The Bank

  Capital increase. On September 4, 2007 the second stage of the preemptive offer was concluded, involving the offering of 1,028,919,380 options, corresponding to the 41% remainder from the authorized 2,516,010,979 total share issue approved on May 17th . Out of these, 588,727,443 options were subscribed and paid, while the remaining 439,951,628 options and corresponding shares will be also publicly offered in the local exchanges. Up to date, the process has involved a Ch$84,542 million capital increase.

  Merger process. On October 8, 2007, Banco de Chile filed a request with the Superintendency of Banks and Financial Institutions (SBIF) seeking approval of the merger to the local unit of Citibank. On October 4, Citibank also filed a request with SBIF seeking approval of the conversion of its Chilean agency into a domestic banking company.

  Strategic alliance made by Banchile Securities Brokerage. The Bank, through its Brokerage subsidiary, signed an investment fund alliance with Bradesco Asset Management in order to develop Brazilian funds for Chilean institutional investors, including pension funds and insurance companies, as well as to create new investment alternatives for Chilean and Brazilian investors from the retail and private banking segments.

  Financial Advisory Business. The Financial Advisory subsidiary signed an agreement with Cantor CO2e Limited, a leading global provider of financial services to the world’s environmental and energy markets, in order to give the best advisory services to the Bank’s clients in these matters.

  Successful placing of securitized revolving bonds. In October, the Banchile Securitization subsidiary placed a revolving securitized bond issue originated in credit cards loans related to an important department store oriented to the retail market.

  Sustained increase in Banco de Chile’s customer base. Steady improvements in its capabilities and customer service focus has enabled the Bank to offer appropriate products through a wide distribution channel, thus increasing its customer base by 11.4% in terms of number of clients with checking accounts and 14.1% in terms of number of debtors, in the last twelve months. In terms of quarterly figures, during 3Q07 checking account clients increased by 2.6% while the number of debtors rose by 3.6%.

  Local bond placement. In October 12, the Bank placed a UF4 million (U$156 million) local inflation-adjusted bond, at a real interest rate of 3.52% with a maturity of 5 years. The bond was rated AAA by Fitch Chile and AA+ by Feller Rate agencies.

  Banco de Chile received an important local award during 3Q07. The Bank was recognized as one of the 10 best companies for working parents by Fundación Chile Unido (a non-profit foundation) and El Mercurio, an important Chilean newspaper, in its 2007 survey. The Bank was distinguished for its policies and practices which aim to balance work and family.

  Neos progress. In a context of the modernization of its business model, the Bank successfully achieved several milestones during 3Q07. The most important was the migration of current accounts, lines of credit and sight accounts into a new Flexcube module as part of the new core banking system. In addition, the Bank concluded the implementation of the new teller solution in its network and started the teller deployment to the Banco Credichile branches in order to finally allow the use of a unique operational platform throughout all branches. At the same time, the implementation of the investment platform into the commercial platform (CRM) was initiated and will be expanded to the entire branch network during the 4Q07.

  At the Ordinary Director’s Meeting held on last September 27, the following information was approved for disclosure:

(i) The Board of Directors of Banco de Chile was informed about the evaluation assessment of the Bank and Citibank N.A. Agencia en Chile, the US Bank’s legal corporation in Chile, including a detailed analysis and supporting information. In particular, the Board analyzed the report issued by J.P. Morgan Securities Inc. and J.P. Morgan Chile Limitada relevant to the eventual merger between Banco de Chile and Citibank N.A. Agencia en Chile.

2007 Third Quarter Results

(ii) Pursuant to the information available and examined to this date, the Board of Directors has deemed that Banco de Chile’s shareholders shall hold ownership rights equal to 89.56% of the resulting merged bank. The shareholders of Cititbank N.A. Agencia en Chile shall hold ownership rights equal to 10.44%.

(iii) Banco de Chile will request authorization from the Chilean Superintendency of Banks and Financial Institutions for the merger. Once approved, Banco de Chile will absorb the operations of Citibank NA Agencia en Chile, according to the stipulations provided in articles 35 bis of the General Banking Law and article 25 of Law Number 19,396.

(iv) The Board of Directors stated its intention that the merger will become effective on January 1st , 2008.

(v) Upon obtaining the corresponding regulatory authorizations, the Board of Directors will call an Extraordinary Shareholders Meeting in order to submit the merger between the institutions to shareholders approval. In addition, it will be proposed to the meeting, that the net income of each bank, for the year 2007, will be distributed among the current shareholders of each institution.

2007 Third Quarter Results

Financial System Highlights

  The Chilean Financial System’s results remained strong in the third quarter of 2007 reaching a net income of Ch$259 million, representing an increase of 1.9% as compared to Ch$254 million registered during the third quarter of 2006. This increase was principally caused by higher operating revenues as a consequence of higher inflation and loan portfolio expansion. However, these positive contributions were mostly offset by 40% increase in provisions for loan losses and, to a lesser extent, by higher operating expenses. As a result, return on average equity (ROAE) for 3Q07 was 17.1% as compared to 18.1% for 3Q06 and 16.4% for 2Q07.
  Total loans, net of interbank loans, as of September 30, 2007, totaled US$116,520 million, equivalent to a 14.2% annual increase and a lower quarterly pace growth of 2.1%. Commercial and residential mortgage loans continued to lead the annual loan growth.

2007 Third Quarter Results

Banco de Chile 2007 Third-Quarter
Consolidated Results

NET INCOME

The Bank’s consolidated net income for 3Q07 amounted to a new record quarterly figure of Ch$63,912 million, mainly supported by solid operating revenues.

As a result, the Bank’s annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) in this quarter stood at 1.84% and 28.6%, well above the financial system’s comparable figures of 1.30% and 17.1%, respectively.

Net income increase of 16.4% in 3Q07 as compared to 3Q06, was mainly driven by a 19.3% increase in operating revenue, principally impacted by higher net financial income and fee income growth, which more than offset a higher loss from price level restatement and the increase observed in both, operating and other expenses lines.

As net income from subsidiaries is concerned, it amounts to Ch$5,266 million in 3Q07, an 8.7% decrease relative to 3Q06, mainly due to lower results recorded by the Factoring subsidiary and, to a lesser extent, by the Financial Advisory and Socofin companies.

The results of the Factoring subsidiary during 3Q07 were mainly impacted by the higher inflation rate during this quarter, as most of the company’s loans, denominated in nominal Chilean pesos, were financed by UF denominated interest bearing liabilities. In terms of loans, this subsidiary registered an annual expansion of 34.9% .

Higher results accounted for by the Financial Advisory subsidiary in 3Q06 were mainly associated to an acquisition transaction structured for a client, as well as its participation in a syndicated loan during such quarter.

The Mutual Fund subsidiary continued outperforming, posting an increase of almost 46% in its net income between 3Q07 and 3Q06 as a consequence of 30% annual growth in average funds under management.

The Insurance Brokerage subsidiary also generated very good results, 34% higher than in 3Q06, derived from strong business growth mainly sustained in the promotion of products to the retail segment.

The 23% increase in net income coming from the Securities Brokerage, between the same periods, was mainly a result of higher volume in stock transactions, and, to a lesser extent, due to higher fees from investment banking activities.

Regarding the Bank’s foreign branches, the negative results during 3Q07 was a consequence of mark to market losses registered in its investment portfolio mainly related to the world financial market turbulence in mid-August. Nevertheless, during 3Q07 foreign branches were able to significantly reduce their operating expenses accounted for as advisory expenses.

Bank , Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	3Q06	2Q07	3Q07	% Change 3Q07 / 3Q06

Bank	49,427	45,434	59,207	19.8%
Foreign Branches	(282)	1,253	(561)	98.9%
Securities Brokerage	1,375	2,467	1,693	23.1%
Mutual Funds	2,496	3,413	3,641	45.9%
Insurance Brokerage	463	480	622	34.3%
Financial Advisory	361	16	35	(90.3)%
Factoring	652	408	(645)	–
Securitization	(23)	(15)	44	–
Promarket (sales force)	28	159	(233)	–
Socofin (collection)	355	370	67	(81.1)%
Trade Services	60	33	42	(30.0)%

Total Net Income	54,912	54,018	63,912	16.4%

The Bank’s total net income increased by 18.3% in 3Q07 as compared to the previous quarter, mainly as a result of higher inflation, which enhanced net financial income and, to a lesser extent, as a consequence of a decrease in provisions for loan losses.

2007 Third Quarter Results

NET FINANCIAL INCOME

Net Interest Revenue

(in millions of Chilean pesos)	3Q06	2Q07	3Q07	% Change 3Q07 / 3Q06

Interest revenue	245,279	274,285	361,701	47.5%
Interest expense	(128,898)	(146,911)	(206,322)	60.1%
Foreign Exchange transactions, net	820	13,036	(6,058)	-
Gains (losses) from forwards derivatives contracts	4,633	(12,459)	416	-

Net Financial Income(1)	121,834	127,951	149,737	22.9%

Avg. Int. earning assets	10,869,718	12,442,075	12,541,658	15.4%
Net Financial Margin(2)	4.5%	4.1%	4.8%	-
______________________________________
1 Net interest revenue, foreign exchange transactions and gains from forwards derivative contracts, net.
[2] Net financial income divided by average interest earning assets.

Net financial income totaled Ch$149,737 million in 3Q07 as compared to Ch$121,834 million in 3Q06. This growth was mainly attributed to:

  the significant increase in the inflation rate, measured by the fluctuation of the UF of 2.98% during 3Q07, which more than doubled the comparable figure for 3Q06 of 1.38%, implying that during 3Q07 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by liabilities denominated in Chilean pesos.

  a strong expansion of 15.4% in average interest earning assets, mainly driven by overall increase in the average loan portfolio.

  higher level of nominal interest rates, which implied higher benefits arising from demand deposits.
  a better funding mix, reflected in the reduction of the ratio of interest bearing liabilities to interest earning assets, which improved to 72.0% in 3Q07 from 73.6% in 3Q06.

The aforementioned factors were partially offset by:

  lower lending spreads as a consequence of increased competition.

  a higher negative repricing effect derived from higher increases in the short-term interest rates (as the Bank’s liabilities reprice faster than its assets). The Chilean Central Bank increased the monetary interest rate by 75 basis points during 3Q07 as compared to the 25 basis points increase during 3Q06.

Net financial income for 3Q07 also increased importantly as compared to the previous quarter (17.0%), mainly as a consequence of a 67 basis points increase in net financial margin and, to a lesser extent, to an 0.8% expansion in average interest earning assets. Net financial margin growth was, to a large extent, driven by a higher inflation rate (the variation of the UF was 2.98% in 3Q07 and 1.37% in 2Q07).

2007 Third Quarter Results

FEES AND INCOME FROM SERVICES, NET

Fees and Income from Services, net, by Company

(in millions of Chilean pesos)	3Q06	2Q07	3Q07	% Change
				3Q07 /3Q06

Bank	17,040	22,254	21,548	26.5%
Mutual Funds	6,903	8,956	9,798	41.9%
Financial Advisory	602	119	206	(65.8)%
Insurance Brokerage	2,594	2,778	3,187	22.9%
Securities Brokerage	2,561	4,373	3,909	52.6%
Factoring	222	308	235	5.9%
Socofin	2,784	2,914	2,827	1.5%
Securization	24	42	109	354.2%
Promarket	0	0	78	-
Foreign Branches	425	555	426	0.2%
Trade Services	83	41	48	(42.2)%

Total Fees and Income from Services	33,238	42,340	42,371	27.5%

Fees, net	36,044	44,298	43,347	20.3%
Other Services, net	(2,806)	(1,958)	(976)	(65.2)%

Total fees and income from services amounted to Ch$42,371 million in 3Q07 reflecting sound growth from Ch$33,238 million in 3Q06. Major contributions to this growth were recorded by the mutual fund, securities brokerage and insurance brokerage subsidiaries which increased their related fees by 41.9%, 52.6% and 22.9%, respectively, between the mentioned quarters. Higher fees from checking accounts and ATMs, credit cards and credit related fees also boosted this growth.

As we had mentioned in the previous releases, and as a result of the new regulation of labor outsourcing, during the current year the Bank began to recognize as operating expenses its sales force expenses (previously accounted as other services expenses). As a consequence, the fee income figure for 3Q07 must consider an approximately Ch$3,572 million reclassification in order to be comparable with the 3Q06 figure.

Strong checking account and ATM net fee income has been encouraged by a client base solid growth and the enhancement of sales capabilities implemented as part of the Neos program. The expansion of the number of ATMs from 1,386 as of September 2006 to 1,427 as of September 2007 positively contributed to this increase. Credit card-based fees continue to register positive progress boosted by successful sales campaigns, thus increasing the number of valid credit cards by 18.9% during the last twelve months.

As compared to the previous quarter, fees and income from services remained stable as higher fee income accounted for by subsidiaries, mostly mutual fund and insurance, was almost offset by lower fees at the Bank’s level mainly related to foreign trade products and credit cards.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS & NON-FORWARD DERIVATIVES, NET

(in millions of Chilean pesos)	3Q06	2Q07	3Q07	% Change
				3Q07 / 3Q06

Gains (losses) on financial instruments, net	5,655	(4,213)	1,354	(76.1)%
Gains (losses) from non-forward derivatives contracts	(3,578)	3,960	(5,933)	65.8%
Subtotal	2,077	(253)	(4,579)	-
Gains (losses) from forward contracts	4,633	(12,459)	416	(91.0)%

Gains from trading activities and derivatives instruments, net	6,710	(12,712)	(4,163)	-

Results on financial instruments and non-forward derivatives contracts for 3Q07 amounted to a loss of Ch$4,579 million as compared to gains of Ch$2,077 million for 3Q06.

Gains accounted for in 3Q06 were mainly a result of a decrease on both local and foreign long-term interest rates during such quarter, which positively affected the market value of Latin American sovereign bonds, Chilean Central Bank investments and mortgage finance bonds maintained by the Bank. On the contrary, during 3Q07 a global financial market turmoil, which hit major financial markets, implied losses on the value of the investment portfolio related to Latin American securities (booked in Chile and in the Bank’s foreign branches). It is worth mentioning that in accordance to the Bank’s current policies, most of its investments are comprised by Central Bank of Chile securities and only a minor part of the overall consolidated portfolio is composed by Latin American securities.

2007 Third Quarter Results

PROVISIONS FOR LOANS LOSSES

Provisions for loan losses amounted to Ch$11,538 million in 3Q07 as compared to Ch$9,637 million in 3Q06. This increase is mainly related to the Bank’s loan growth and the higher levels of risk associated to consumer loans of the retail sector.

The Bank’s ratio of provisions for loan losses net of recoveries to average loans remained almost stable at 0.4% in both quarters, and continued to stay below the system’s average of 0.8% for the current quarter.

The decrease in provisions for loan losses of 22.4% in 3Q07 as compared to 2Q07, was mainly related to a release of allowances related to one corporate client in the manufacturing sector, which improved its risk classification and to an increase of 28.7% in loan loss recoveries, thus implying an increase in the ratio of recoveries to average loans to 0.35% from 0.27% in 2Q07.

Allowances and Provisions

(in millions of Chilean pesos)	3Q06	2Q07	3Q07	% Change
				3Q07 / 3Q06

Allowances

Allowances at the beginning of each period	151,115	158,026	160,338	6.1%
Price-level restatement	(2,003)	(2,567)	(4,980)	148.6%
Charge-off	(19,265)	(17,296)	(23,405)	21.5%
Provisions for loan losses established, net	17,599	22,175	20,945	19.0%

Allowances at the end of each period	147,446	160,338	152,898	3.7%

Provisions for loan losses

Provisions for loan losses established	(17,599)	(22,175)	(20,945)	19.0%
Loan loss recoveries	7,962	7,311	9,407	18.1%

Provisions for loan losses	(9,637)	(14,864)	(11,538)	19.7%

Ratios

Allowances for loan losses/Total loans	1.54%	1.48%	1.39%
Provisions for loan losses/Avg. Loans	0.41%	0.56%	0.42%
Charge-offs/Avg. Loans	0.81%	0.65%	0.86%
Recoveries/Avg. Loans	0.34%	0.27%	0.35%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses amounted to a negative Ch$3,153 million during 3Q07 as compared to a positive Ch$1,290 million in 3Q06. This change was mainly explained by: (i) higher charge offs from the sale of assets received in lieu of payment in 3Q07 principally associated to one property and (ii) higher provisions as well as lower participation in earnings of equity investments mainly related to the Bank’s participation in the Administrador Financiero de Transantiago (AFT), a consortium responsible for the financial management of the urban transportation system in Santiago.

Lower Total Other Income and Expenses registered in 3Q07 relative to the previous quarter also responded to: (i) higher losses related to assets received in lieu of payment and (ii) higher losses related to the AFT which amounted approximately to Ch$1,900 million in 2Q07 and Ch$2,320 million in 3Q07.

2007 Third Quarter Results

OPERATING EXPENSES

Total operating expenses in 3Q07 amounted to Ch$84,346 million, an increase of 5.4% as compared to 3Q06, mainly as a consequence of:

  the reclassification of approximately Ch$3,572 million from other services expenses (fee income line) to personnel salaries and expenses, which has affected the 2007 income statement as a consequence of the Bank’s modification of its contract with Promarket subsidiary (sales force), in compliance with the new Chilean labor law that regulates labor outsourcing.

  an increase in the number of employees mainly related to the expansion of the branch network and call centers.

  an increase in communication and technology expenses (including amortization expenses) reflecting the impact of business expansion through improving transactional capabilities, efficiency and service quality.

  higher rental expenses related to the optimization and enhancement of the Bank’s distribution network as a key contributor to customer base growth.

However, the increase in these expenses was partially offset by a decrease in advisory expenses in foreign branches related to the requirements of US regulators in compliance matters.

Regarding the slight increase in operating expenses from 2Q07 to 3Q07, this was mostly due to: (i) extraordinary expenses registered in 3Q07 related to the implementation of the Bancarization project promoted by the Chilean Association of Banks and Financial Institutions (ABIF), (ii) higher advisory expenses associated to the merger project, (iii) an increase in personnel salaries as a consequence of an adjustment for inflation and, (iv) higher rental and maintenance expenses.

As a result of the strong operating performance, the efficiency ratio posted a low record level of 45% in 3Q07, as compared to a 50.9% in 3Q06 and 49.3% in the previous quarter.

Operating Expenses

(in millions of Chilean pesos)	3Q06	2Q07	3Q07	% C ha nge
				3Q07 / 3Q06

Pers onnel s alaries and expens es	(41,242)	(48,242)	(48,467)	17.5%
Adm inis trative and other expens es	(33,340)	(29,704)	(30,050)	(9.9)%
Depreciation and am ortization	(5,444)	(5,814)	(5,829)	7.1%

Total operating expenses	(80,026)	(83,760)	(84,346)	5.4%

Efficiency Ratio*	50.9%	49.3%	45.0%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement increased to Ch$16,854 million in 3Q07 as compared to Ch$6,372 million during 3Q06 mainly as a consequence of: (i) a higher inflation rate used for adjustment purposes of 3.18% for 3Q07 as compared to 1.4% in 3Q06 and, to a lesser extent, (ii) an increase in non-monetary liabilities, net, as a result of the partial capitalization of the 2006 net income.

INCOME TAX

In 3Q07, the Bank recorded a tax expense of Ch$7,726 million as compared to Ch$7,492 million in 3Q06, reflecting effective tax rates of 10.8% and 12.0%, in the respective periods. It is worth mentioning that tax expense during 3Q06 included a one-time charge of Ch$1,046 million to cover the impact of the change in the treatment of derivatives under the new accounting regulations implemented in June 2006.

2007 Third Quarter Results

LOAN PORTFOLIO

As of September 30, 2007, the Bank’s loan portfolio, net of interbank loans, totaled Ch$10,851,460 million, a 14.1% annual increase as compared to Ch$9,509,102 as of September 30, 2006. In terms of unconsolidated data, the Bank’s loan market share remained stable at 18.0% .

Although loan demand remains at a strong level, the economic level of activity has moderated its rate of growth, involving a slower pace mainly in consumer loans with higher levels of risk associated to this portfolio. The Bank’s focused strategy towards enhancing higher margin segments, has implied an annual expansion of 16.0% in the retail segment, mainly driven by consumer loans and residential mortgage loans financed by the Bank’s general borrowings.

The wholesale segment grew by 10.5% during the last twelve months. This increase was related to an expansion in contingent loans (mainly related to the financial services sector) and lease contracts, increasing its relative contribution to the total portfolio through an important annual expansion of more than 22% and, foreign trade loans which also continued with its trend of positive expansion. Commercial loans decreased slightly during the current quarter.

The slight 0.2% quarter-on-quarter growth in the loan portfolio, net of interbank loans, was mainly led by lease contracts, consumer loans and residential mortgage loans. These increases were partially offset by a contraction in mortgage loans and commercial loans mainly related to the financial services sector. It is worth mentioning though that, in average terms, the loan portfolio showed an expansion of 2.2% during 3Q07. In terms of segments, the 5.0% growth in the retail sector and the approximately 1.5% increase in wholesale loans were partially offset by a contraction in loans recorded by the subsidiaries as well as loans granted to correspondent banks.

Loan Portfolio

(in millions of Chilean pesos)	Sep-06	Jun-07	Sep-07	% Change	% Change
				12 - months	3Q07 / 2Q07

Commercial Loans	3,977,382	4,424,569	4,419,742	11.1%	(0.1)%
Mortgage Loans [1]	645,549	542,414	496,336	(23.1)%	(8.5)%
Consumer Loans	1,067,804	1,185,224	1,211,569	13.5%	2.2%
Foreign trade Loans	735,449	859,897	863,702	17.4%	0.4%
Contingent Loans	891,090	1,087,294	1,090,083	22.3%	0.3%
Others Outstanding Loans [2]	1,605,000	2,048,036	2,072,613	29.1%	1.2%
Leasing Contracts	518,200	613,085	635,019	22.5%	3.6%
Past-due Loans	68,628	73,311	62,396	(9.1)%	(14.9)%
Total Loans , net	9,509,102	10,833,830	10,851,460	14.1%	0.2%
Interbank Loans	72,264	0	115,555	59.9%	-

Total Loans	9,581,366	10,833,830	10,967,015	14.5%	1.2%

[1] Mortgage loans financed by mortgage bonds.
[2] Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

Past Due Loans

(in millions of Chilean pesos)	Sep-06	Jun-07	Sep-07	% Change	% Change
				12 - months	3Q07 / 2Q07

Commercial loans	52,390	57,354	48,480	(7.5)%	(15.5)%
Consumer loans	5,255	7,177	6,445	22.6%	(10.2)%
Residential mortgage loans	10,983	8,780	7,471	(32.0)%	(14.9)%

Total Pas t Due Loans	68,628	73,311	62,396	(9.1)%	(14.9)%

Loan portfolio quality continues to be very sound. Accordingly, past due loans amounted to Ch$62,396 million as of September 30, 2007, showing an annual decrease of 9.1%, mainly driven by commercial and residential mortgage loans. The quarterly decrease in commercial past due loans was mainly related to a write-off of one client of the real state sector.

2007 Third Quarter Results

The ratio of past due loans to total loans has consistently shown a low level. Indeed, the ratio improved to 0.57% in 3Q07 from 0.72% in 3Q06, while allowances for losses to past due loans increased to 245% from 215% for the same quarters.

FUNDING

Total liabilities amounted to Ch$12,736,998 million as of September 30, 2007, an annual growth of 9.6%, as a consequence of an increase in both, non-interest and interest bearing liabilities.

The 9.9% annual growth in non-interest bearing liabilities was mainly related to other liabilities (principally stand-by letters of credit) and, to a lesser extent, to bankers draft and other deposits. It is worth mentioning that the number of current accounts has increased by 10.7% during the last twelve months, however, checking accounts and bankers drafts balances have been negatively impacted during the 3Q07 by an increase in both, inflation rate and interest rates. In terms of unconsolidated figures, the Bank continued to post a 20% market share on average net demand deposits.

The 9.5% annual growth in interest bearing liabilities was principally related to important increases in time deposits, foreign borrowings and other bonds, which more than offset the decline in mortgage finance bonds (consistent with the contraction of mortgage loans).

Foreign borrowings have increased in line with the 17.4% expansion in foreign trade loans. However, the particularly low figure showed in 3Q06 responded mainly to the prepayment of a syndicated loan and its substitution for time deposits in local currency, which were later linked to foreign currency through the use of derivative instruments.

Regarding the annual increase in other bonds, it is worth noting that the Bank placed three series of ordinary bonds for a total amount of UF9 million during the last twelve months.

During 3Q07 total liabilities decreased by 4.4% mainly explained by: (i) the placement or new shares approved late May, (ii) a 12.6% decrease in the investment portfolio and (iii) lower requirements of technical reserve (See Investment Portfolio). In addition, checking accounts declined by a 5.8% mainly impacted by the important quarterly increase in the inflation rate.

2007 Third Quarter Results

Funding

(in millions of Chilean pesos)	Sep-06	Jun-07	Sep-07	% Change	% Change
				12 - months	3Q07 / 2Q07

Non-interest Bearing Liabilities
Current Accounts	1,735,504	1,777,000	1,674,416	(3.5)%	(5.8)%
Bankers drafts and other deposits	514,866	599,491	601,313	16.8%	0.3%
Derivatives intruments	58,614	73,538	87,747	49.7%	19.3%
Other Liabilities	1,290,211	1,648,971	1,592,733	23.4%	(3.4)%
Total	3,599,195	4,099,000	3,956,209	9.9%	(3.5)%
Interest Bearing Liabilities
Savings & Time Deposits	5,854,614	6,457,988	6,284,185	7.3%	(2.7)%
Central Bank Borrowings	994	73,600	569	(42.8)%	(99.2)%
Repurchase agreements	245,475	331,835	251,946	2.6%	(24.1)%
Mortgage Finance Bonds	528,729	455,645	424,576	(19.7)%	(6.8)%
Subordinated Bonds	433,423	452,318	446,625	3.0%	(1.3)%
Other Bonds	477,414	650,905	636,816	33.4%	(2.2)%
Borrowings from Domestic Financ. Inst.	61,500	134,902	87,736	42.7%	(35.0)%
Foreign Borrowings	356,220	578,857	606,918	70.4%	4.8%
Other Obligations	58,582	81,790	41,418	(29.3)%	(49.4)%
Total	8,016,951	9,217,840	8,780,789	9.5%	(4.7)%

Total Liabilities	11,616,146	13,316,840	12,736,998	9.6%	(4.4)%

FINANCIAL INVESTMENTS

As of September 30, 2007, the Bank’s financial investments totaled Ch$1,288,096 million, representing a 3.8% annual decrease mainly related to a lower exposure in investments in foreign countries. During 3Q07 the investment portfolio contracted by a 12.6%, mostly in short term Central Bank securities classified as trading securities. It is worth mentioning that the decrease in the investment portfolio balance responded mainly to lower technical reserves as a result of both the increase in the Bank’s capital and the new regulation N° 20,190 recently put in place, known as Capital Market II, related to technical reserves.

On September 30, 2007, the investment portfolio was allocated as follows:

SHAREHOLDERS’ EQUITY

As of September 30, 2007, the Bank’s Shareholders’ Equity totaled Ch$956,299 million (US$1,869 million), a 14.9% growth as compared to 3Q06, mainly as a consequence of: (i) a 17.9% increase in capital and reserves, related to the capitalization of Ch$34,909 million of the 2006 net income and the capital increase of approximately Ch$84,542 million in 3Q07 and, to a lesser extent, to (ii) the 2.2% expansion in the accumulated net income.

As of September 30, 2007, on a consolidated basis, Basic Capital to Total Assets reached 5.74%, while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 11.49%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

2007 Third Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of September 30, 2007 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	3Q06 MCh$	2Q07 MCh$	3Q07 MCh$	3Q07 MUS $	3Q07-3Q06	3Q07-2Q07	Sep.06 MCh$	Dec.06 MCh$	Sep.07 MCh$	Sep.07 MUS$	Sep.07-Sep.06

Interest revenue and expense
Interest revenue	245,279	274,285	361,701	706.8	47.5%	31.9%	634,095	817,314	826,249	1,614.7	30.3%
Interest expense	(128,898)	(146,911)	(206,322)	(403.2)	60.1%	40.4%	(306,858)	(391,228)	(442,880)	(865.5)	44.3%
Net interest revenue	116,381	127,374	155,379	303.6	33.5%	22.0%	327,237	426,086	383,369	749.2	17.2%

Income from services, net
Income from fees and other services	49,085	56,434	56,640	110.7	15.4%	0.4%	145,283	202,262	162,758	318.1	12.0%
Other services expenses	(15,847)	(14,094)	(14,269)	(27.9)	(10.0) %	1.2%	(44,517)	(61,910)	(41,005)	(80.1)	(7.9) %
Income from services, net	33,238	42,340	42,371	82.8	27.5%	0.1%	100,766	140,352	121,753	238.0	20.8%

Other operating income, net
Gains from trading activities and derivatives instruments, net	6,710	(12,712)	(4,163)	(8.1)	n/a	(67.3) %	26,258	34,242	(15,170)	(29.6)	n/a
Foreign exchange transactions, net	820	13,036	(6,058)	(11.8)	n/a	n/a	(13,673)	(11,353)	7,378	14.4	n/a
Total other operating income, net	7,530	324	(10,221)	(19.9)	n/a	n/a	12,585	22,889	(7,792)	(15.2)	n/a

Operating Revenues	157,149	170,038	187,529	366.5	19.3%	10.3%	440,588	589,327	497,330	972.0	12.9%

Provisions for loan losses	(9,637)	(14,864)	(11,538)	(22.5)	19.7%	(22.4) %	(24,000)	(38,076)	(38,631)	(75.5)	61.0%

Other income and expenses
Non-operating income	4,344	3,507	3,418	6.6	(21.3) %	(2.5) %	14,463	17,569	10,006	19.6	(30.8) %
Non-operating expenses	(3,325)	(5,639)	(5,977)	(11.7)	79.8%	6.0%	(9,202)	(14,548)	(13,721)	(26.8)	49.1%
Participation in earnings of equity investments	271	(792)	(594)	(1.2)	n/a	(25.0) %	1,023	1,084	(1,306)	(2.6)	n/a
Total other income and expenses	1,290	(2,924)	(3,153)	(6.3)	n/a	7.8%	6,284	4,105	(5,021)	(9.8)	n/a

Operating expenses
Personnel salaries and expenses	(41,242)	(48,242)	(48,467)	(94.7)	17.5%	0.5%	(121,507)	(166,013)	(140,968)	(275.5)	16.0%
Administrative and other expenses	(33,340)	(29,704)	(30,050)	(58.7)	(9.9) %	1.2%	(96,209)	(129,075)	(86,845)	(169.7)	(9.7) %
Depreciation and amortization	(5,444)	(5,814)	(5,829)	(11.4)	7.1%	0.3%	(15,018)	(20,775)	(16,793)	(32.8)	11.8%
Total operating expenses	(80,026)	(83,760)	(84,346)	(164.8)	5.4%	0.7%	(232,734)	(315,863)	(244,606)	(478.0)	5.1%

Loss from price-level restatement	(6,372)	(7,906)	(16,854)	(32.9)	164.5%	113.2%	(10,846)	(8,961)	(25,720)	(50.3)	137.1%

Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	0	(1)	0	0.0	n/a

Income before income taxes	62,404	60,584	71,638	140.0	14.8%	18.2%	179,292	230,531	183,352	358.4	2.3%

Income taxes	(7,492)	(6,566)	(7,726)	(15.1)	3.1%	17.7%	(19,238)	(25,325)	(19,779)	(38.7)	2.8%

Net income	54,912	54,018	63,912	124.9	16.4%	18.3%	160,054	205,206	163,573	319.7	2.2%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of September 30, 2007, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$511.72 for US$1.00 as of September 30, 2007. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2007 Third Quarter Results

BANCO DE CHILE
CONSOLIDAT ED BALANCE SHEET S (Under Chilean GAAP)
(Ex pressed in millions of constant C hilean pesos (M C h$) as of September 30, 2007 and millions of U S dollars (M U S$))

ASSETS	Dec 05 MCh$	Sep 06 MCh$	Dec 06 MCh$	Jun 07 MCh$	Sep 07 MCh$	Sep-07 MUS$		% Change

							Sep 07-Sep 06	Sep 07-Dec 06	Sep 07-Jun 07

Cash and due from banks
Non-interest bearing	685,267	768,877	909,654	747,228	412,180	805.5	(46.4% )	(54.7% )	(44.8% )
Interbank deposits-interest bearing	22,217	210,723	371,592	384,314	260,604	509.3	23.7%	(29.9% )	(32.2% )
Total cash and due from banks	707,484	979,600	1,281,246	1,131,542	672,784	1,314.8	(31.3%)	(47.5%)	(40.5%)

Investments purchased under agreements to resell	50,107	33,423	56,033	54,018	32,520	63.6	(2.7%)	(42.0%)	(39.8%)

Financial investments
Trading securities	1,437,196	1,296,622	1,258,438	1,422,992	1,262,652	2,467.5	(2.6% )	0.3%	(11.3% )
Available for sale	26,446	25,094	42,109	35,245	10,114	19.8	(59.7% )	(76.0% )	(71.3% )
Held to maturity	16,541	16,663	16,819	16,300	15,330	30.0	(8.0% )	(8.9% )	(6.0% )
Total financial investments	1,480,183	1,338,379	1,317,366	1,474,537	1,288,096	2,517.3	(3.8%)	(2.2%)	(12.6%)

Loans, Net
Commercial loans	3,767,447	3,977,382	4,173,425	4,424,569	4,419,742	8,637.0	11.1%	5.9%	(0.1% )
Consumer loans	927,288	1,067,804	1,127,013	1,185,224	1,211,569	2,367.6	13.5%	7.5%	2.2%
Mortgage loans	719,330	645,549	610,860	542,414	496,336	969.9	(23.1% )	(18.7% )	(8.5% )
Foreign trade loans	591,015	735,449	711,838	859,897	863,702	1,687.8	17.4%	21.3%	0.4%
Interbank loans	26,840	72,264	45,213	0	115,555	225.8	59.9%	155.6%	n/a
Leasing contracts	488,038	518,200	566,674	613,085	635,019	1,241.0	22.5%	12.1%	3.6%
Other outstanding loans	1,432,572	1,605,000	1,852,098	2,048,036	2,072,613	4,050.3	29.1%	11.9%	1.2%
Past due loans	76,563	68,628	64,831	73,311	62,396	121.9	(9.1% )	(3.8% )	(14.9% )
Contingent loans	776,446	891,090	1,037,667	1,087,294	1,090,083	2,130.2	22.3%	5.1%	0.3%
Total loans	8,805,539	9,581,366	10,189,619	10,833,830	10,967,015	21,431.5	14.5%	7.6%	1.2%
Allowance	(151,630)	(147,446)	(152,373)	(160,338)	(152,898)	(298.8)	3.7%	0.3%	(4.6% )
Total loans, net	8,653,909	9,433,920	10,037,246	10,673,492	10,814,117	21,132.7	14.6%	7.7%	1.3%

Derivative instruments	0	48,424	53,077	42,690	63,371	123.8	30.9%	19.4%	48.4%

Other assets
Assets received in lieu of payment, net	11,214	12,770	11,350	8,494	5,219	10.2	(59.1% )	(54.0% )	(38.6% )
Bank premises and equipment	152,859	157,798	159,413	161,353	160,111	312.9	1.5%	0.4%	(0.8% )
Investments in other companies	7,683	8,100	8,085	6,601	5,900	11.5	(27.2% )	(27.0% )	(10.6% )
Other	406,170	435,913	487,245	574,823	651,179	1,272.5	49.4%	33.6%	13.3%
Total other assets	577,926	614,581	666,093	751,271	822,409	1,607.1	33.8%	23.5%	9.5%

Total assets	11,469,609	12,448,327	13,411,061	14,127,550	13,693,297	26,759.3	10.0%	2.1%	(3.1%)

2007 Third Quarter Results

BANCO DE CHILE
CONSOLIDAT ED BALANCE SHEET S (Under Chilean GAAP)
(Ex pressed in millions of constant C hilean pesos (M C h$) as of September 30, 2007 and millions of U S dollars (M U S$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 05 MCh$	Sep 06 MCh$	Dec 06 MCh$	Jun 07 MCh$	Sep 07 MCh$	Sep-07 MUS$		% Change

							Sep 07-Sep 06	Sep 07-Dec 06	Sep 07-Jun 07

Deposits
Current accounts	1,627,011	1,735,504	1,827,660	1,777,000	1,674,416	3,272.0	(3.5% )	(8.4% )	(5.8% )
Bankers drafts and other deposits	519,920	514,866	528,904	599,491	601,313	1,175.1	16.8%	13.7%	0.3%
Saving accounts and time deposits	4,950,348	5,854,614	6,084,046	6,457,988	6,284,185	12,280.5	7.3%	3.3%	(2.7% )
Total deposits	7,097,279	8,104,984	8,440,610	8,834,479	8,559,914	16,727.6	5.6%	1.4%	(3.1%)

Borrowings
Central Bank borrowings	1,510	994	866	73,600	569	1.1	(42.8% )	(34.3% )	(99.2% )
Securities sold under agreements to repurchase	290,534	245,475	322,505	331,835	251,946	492.4	2.6%	(21.9% )	(24.1% )
Mortgage finance bonds	597,168	528,729	501,996	455,645	424,576	829.7	(19.7% )	(15.4% )	(6.8% )
Other bonds	348,430	477,414	582,540	650,905	636,816	1,244.5	33.4%	9.3%	(2.2% )
Subordinated bonds	327,591	433,423	426,645	452,318	446,625	872.8	3.0%	4.7%	(1.3% )
Borrowings from domestic financial institutions	96,748	61,500	92,762	134,902	87,736	171.5	42.7%	(5.4% )	(35.0% )
Foreign borrowings	709,829	356,220	621,743	578,857	606,918	1,186.0	70.4%	(2.4% )	4.8%
Other obligations	36,209	58,582	27,780	81,790	41,418	80.9	(29.3% )	49.1%	(49.4% )
Total borrowings	2,408,019	2,162,337	2,576,837	2,759,852	2,496,604	4,878.9	15.5%	(3.1%)	(9.5%)

Derivative instruments	64,402	58,614	73,523	73,538	87,747	171.5	49.7%	19.3%	19.3%

Other liabilities
Contingent liabilities	776,804	890,849	1,038,765	1,088,739	1,091,142	2,132.3	22.5%	5.0%	0.2%
Other	291,359	399,361	404,126	560,232	501,591	980.2	25.6%	24.1%	(10.5% )
Total other liabilities	1,068,163	1,290,210	1,442,891	1,648,971	1,592,733	3,112.5	23.4%	10.4%	(3.4%)

Minority interest in consolidated subsidiaries	1	1	2	0	0	0.0	(100.0%)	(100.0%)	n/a

Shareholders' equity
Capital and Reserves	637,815	672,127	671,992	707,860	792,726	1,549.1	17.9%	18.0%	12.0%
Net income for the year	193,930	160,054	205,206	102,850	163,573	319.7	2.2%	(20.3% )	59.0%
Total shareholders' equity	831,745	832,181	877,198	810,710	956,299	1,868.8	14.9%	9.0%	18.0%

Total liabilities & shareholders' equity	11,469,609	12,448,327	13,411,061	14,127,550	13,693,297	26,759.3	10.0%	2.1%	(3.1%)

2007 Third Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Yearended

	3Q06	2Q07	3Q07	Sep.06	Dec.06	Sep.07

Earnings per Share
Net income per Share (Ch$) (1)	0.80	0.77	0.89	2.32	2.97	2.27
Net income per ADS (Ch$) (1)	477.23	463.50	532.63	1,391.01	1,783.42	1,363.19
Net income per ADS (US$) (2)	0.89	0.88	1.04	2.58	3.34	2.66
Book value per Share (Ch$) (1)	12.05	11.59	13.28	12.05	12.71	13.28
Shares outstanding (M illions)	69,038	69,927	71,996	69,038	69,038	71,996

Profitability Ratios (3)(4)
Net Interest Margin	4.28%	4.09%	4.96%	4.15%	3.95%	4.28%
Net Financial Margin	4.48%	4.11%	4.78%	4.28%	4.09%	4.23%
Fees / Avg. Interest Earnings Assets	1.22%	1.36%	1.35%	1.28%	1.30%	1.36%
Other Operating Revenues / Avg. Interest Earnings Assets	0.28%	0.01%	(0.33% )	0.16%	0.21%	(0.09% )
Operating Revenues / Avg. Interest Earnings Assets	5.78%	5.47%	5.98%	5.59%	5.46%	5.55%
Return on Average Total Assets	1.79%	1.56%	1.84%	1.80%	1.68%	1.63%
Return on Average Shareholders' Equity	26.92%	27.31%	28.62%	26.83%	25.00%	26.03%

Capital Ratios
Shareholders Equity / Total Assets	6.69%	5.74%	6.98%	6.69%	6.54%	6.98%
Basic Capital / Total Assets	5.35%	4.98%	5.74%	5.35%	4.97%	5.74%
Basic Capital / Risk-Adjusted Assets	7.24%	6.75%	7.47%	7.24%	6.75%	7.47%
Total Capital / Risk-Adjusted Assets	11.45%	10.66%	11.49%	11.45%	10.67%	11.49%

Credit Quality Ratios
Past Due Loans / Total Loans	0.72%	0.68%	0.57%	0.72%	0.64%	0.57%
Allowance for Loan Losses / Past due Loans	214.85%	218.71%	245.04%	214.85%	235.03%	245.04%
Allowance for Loans Losses / Total Loans	1.54%	1.48%	1.39%	1.54%	1.50%	1.39%
Provision for Loan Losses / Avg.Loans (4)	0.41%	0.56%	0.42%	0.35%	0.41%	0.50%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	50.92%	49.26%	44.98%	52.82%	53.60%	49.18%
Operating Expenses / Average Total Assets (3)	2.60%	2.41%	2.43%	2.61%	2.59%	2.44%
A verage B alance Sheet D ata (1)(3)
Avg. Interest Earnings Assets (million Ch$)	10,869,718	12,442,075	12,541,658	10,505,171	10,791,980	11,945,950
Avg. Assets (million Ch$)	12,295,182	13,875,679	13,871,326	11,873,938	12,199,466	13,349,800
Avg. Shareholders Equity (million Ch$)	815,900	791,090	893,185	795,345	820,888	837,887
Avg. Loans (million Ch$)	9,465,217	10,659,279	10,888,533	9,091,265	9,337,060	10,345,281
Avg. Interest Bearing Liabilities (million Ch$)	8,002,873	9,197,645	9,032,321	7,697,969	7,393,265	8,736,705

Other Data
Exchange rate (Ch$)	538.22	527.46	511.72	538.22	534.43	511.72

Notes

(1) These figures w ere ex pressed in constant C hilean pesos as of Septem ber 30, 2007.
(2) These figures w ere calculated considering the nom inal net incom e, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.

2007 Third Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO